

한드 **NECTAR**

BLESS YOUR TASTEBUDS

INVEST IN NECTAR and BECOME AN OWNER ALONGSIDE US

You have been behind us every step. When we win, you should win with us.

HIGHLIGHTS

1. 6M cans sold (118% growth in YTD Sales)
2. 1,800 stores selling Nectar (2x since 2022)
3. 1.5M community members (grew by 50% since 2022)

Scan the QR for all the details on our equity community round






